UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2008

Commission file number: 0-20892

ATTUNITY LTD.
(Name of registrant)

Kfar Netter Industrial Park, Kfar Netter, Israel 40593
(Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

        This Form 6-K is being incorporated by reference into: Form F-3 Registration Statements File Nos. 333-138044, 333-119157, 333-122937 and 333-142286 and Form S-8 Registration Statements File Nos. 033-84180, 333-932, 333-11648, 333-122271, 333-122302 and 333-142284.

6-K Items

99.1. Press release dated June 11, 2008 re approval by a Special General Meeting of Shareholders of the appointment of Shimon Alon as Chief Executive Officer.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATTUNITY LTD. By: /s/ Dror Elkayam —————————————— Dror Elkayam, VP Finance and Secretary

Date: June 16, 2008

Exhibit 99.1

ATTUNITY SHAREHOLDERS APPROVE THE APPOINTMENT OF SHIMON ALON AS CHIEF EXECUTIVE OFFICER

Burlington, MA, June 11, 2008 – Attunity, Ltd. (OTC Bulletin Board: ATTUF.OB), (the “Company”) reported today that at the Special General Meeting of Shareholders of the Company held on June 11, 2008, the shareholders approved the appointment of Mr. Shimon Alon, the Chairman of the Board of Directors of the Company, to the post of Chief Executive Officer. In a separate item at the meeting, the terms of employment of Mr. Alon were also approved by the shareholders.

About Attunity
Attunity has delivered sophisticated data and application integration solutions for nearly 20 years and today is also at the forefront of the Composite Applications market focused on the business workplace, with its flagship product Attunity InFocus. With Attunity InFocus, organizations can develop sophisticated, workplace-focused applications, based on information from anywhere, that help business managers at all levels assess, detect and resolve those business issues that can most impact their business.

With successful deployments of its software products at thousands of organizations worldwide, Attunity provides enterprise-class software directly and indirectly through a number of strategic and OEM agreements with global-class partners such as HP, IBM, Microsoft, Oracle, Business Objects and Cognos.

Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, please visit us at www.attunity.com, the content of which is not part of this press release.

© 2008 Attunity Ltd. All rights reserved. Attunity is a trademark of Attunity Inc.

For more information:

Andy Bailey, VP Marketing Attunity 781-213-5204 andy.bailey@attunity.com	Dror Elkayam, VP Finance Attunity +972-9-899-3000 dror.elkayam@attunity.com

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